Exhibit 23-A

Consent of Independent Accountants

We hereby consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated February 8, 2002 relating to the financial statements and financial statement schedules of Conectiv which appears in Conectiv's Annual Report on Form 10-K for the year ended Dec. 31, 2001. We also consent to the reference to us under the heading "Experts" in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Philadelphia, PA
September 26, 2002